UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File No. 001-39974

WEST FRASER TIMBER CO. LTD.

(Translation of registrant’s name into English)

501- 858 Beatty Street

Vancouver, British Columbia

Canada V6B 1C1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

INCORPORATED BY REFERENCE

Exhibit 99.1 to this report on Form 6-K furnished to the SEC is expressly incorporated by reference into the Registration Statement on Form S-8 of West Fraser Timber Co Ltd. (File No. 333-252631).

SUBMITTED HEREWITH

Exhibits

99.1	Management Information Circular re: Annual Meeting of Shareholders to be held on April 20, 2021

99.2	Notice of Meeting of Shareholders to be held on April 20, 2021

99.3	Form of Proxy

99.4	Annual Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 16, 2021

WEST FRASER TIMBER CO. LTD.

/s/ Chris Virostek

Chris Virostek

Vice-President, Finance and Chief Financial Officer